December 20, 2022

Isabel Rivera

Office of Real Estate & Construction

Division of Corporation Finance

Re:	ADPI Fund I, LLC
Amendment No. 2 to Form 1-A
Filed October 24, 2022
File No. 024-11872

Ms. Rivera:

Please see below for responses to the Division’s letter dated November 19, 2022 regarding the above captioned matter. All questions have been addressed in an Amendment No. 3 to the Offering Statement on Form 1-A/A, filed December 20, 2022 (“Amendment”), as further herein detailed.

Cover Page

1.

Please revise your disclosure here to note that the Class A common stock being offered is non-voting common stock. Please also revise the Summary and where appropriate to explain how holders of Class A interests will be able to initiate and participate in any effort to remove the Manager for "good cause," as stated on pages 10 and 32.

These changes have been addressed in the Amendment.

Directors, Executive Officers and Significant Employees, page 26

2.

We note your response to comment 4 and we reissue the comment in part. Please provide a breakdown of the number of hours per week or month that Markian Sich is expected to devote to the company. Refer to Item 10 of Form 1-A.

This information was provided on page 28 of the second amendment submitted October 24, 2022 in the table under “Directors, Executive Officers and Key Employees of Our Manager.” Mr. Sich is expected to devote 5-10 hours per week to the company.

3.

We note your response to comment 5 and your disclosure that "[y]our Advisory Council members were selected because of their experienced positions with ADPI, their personal experience owning and managing income producing real estate, and their connections with potential operators and deal flow." Please revise the biographical information of each of your Advisory Council members to provide details about the relevant experience supporting these statements about their selection. As requested, revise to clarify where and when the Advisory Committee will provide "business guidance and connections as needed, and answer questions regarding ADPI Capital to the ADPI community and other inquiring individuals." Additionally, given that the Advisory Council members will be able to vote on property acquisitions and conduct management activities on a monthly basis as described on page 29, it appears that appropriate signatures and disclosure under Items 10 and13 of Form 1- A should be provided regarding the 3 Advisory Council members, including in the table on page 28 and the carryover paragraphs on pages 29 and 30. See Instructions 2 and 3 to Item 10(a).

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We have updated Advisory Council bios within the Amendment and clarified their roles in relation to advice and communications. In addition, we have added disclosures and signatures as suggested by the Commission in an abundance of caution and with a view towards disclosure; however, we do not believe that Advisory Council members qualify as executive officers, directors, significant employees or management or have managerial authority, thereby requiring disclosures under Item 10 or 13 or signatures, although such disclosures and signatures have nonetheless been included in the Amendment. Note that disclosures in Section 13 regarding the Advisory Council were already included so no changes have been made to that Section.

Advisory Council members’ ability to vote on property matters or any other matter of ADPI Capital is by virtue of the Council members being members in ADPI Capital LLC (the manager). The only time such members are entitled to vote on ADPI Capital matters is upon request of the managing members of ADPI Capital, which is expected to occur only when there is a deadlock between such managing members, which is unlikely at this point so long as there is an odd number of ADPI Capital managing members. Otherwise, Advisory Council members have no right to participate in or effect managerial activities or vote on ADPI Capital matters and will simply provide advice and guidance to the managing members of ADPI Capital at their monthly meeting or as requested by the managing members of ADPI Capital.

4.

With respect to the Advisory Council members answering questions regarding you and ADPI Capital to "the ADPI community and other inquiring individuals," please revise to clarify the nature of these activities and the extent to which such communications will be treated as test-the-waters materials. With a view to disclosure, advise us if the Advisory Council members will conduct offering activities similar to what Messrs. La Barr, Brenner and Sich will perform pursuant to Rule 3a4-1.

We have added disclosures to the Amendment that clarify the nature of expected Advisory Council communications with the ADPI community and inquiring individuals. Advisory Council members are not intended to conduct offering activities similar to what Messrs. La Barr, Brenner and Sich will perform pursuant to Rule 3a4-1. Rather, their communications with the ADPI community are intended to focus on potential properties and operators that could be suitable for the company and making connections to the managing members of ADPI Capital when they believe a deal or operator could be a good investment for the company. The Advisory Council members may also answer general questions or give general information regarding the business of ADPI Capital at events sponsored by ADPI; however, they will not solicit investors and to the extent that any investors or potential investors desire to discuss investment in the company, the Advisory Council members will direct such individuals to one of the ADPI Capital managing members or the company’s website.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

5.

We note your disclosure on page 26 regarding a "high likelihood of several rate increases in 2022" and current forecasts regarding "broad rent growth." Given the four interest rate increases in 2022 thus far, please consider updating your disclosure to further clarify your expectations about the impact to the multifamily real estate industry.

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Additional discussion has been added to the Amendment.

Security Ownership of Management and Certain Securityholders, page 29

6.

We note your response to comment 6 and reissue the comment. Please state the date used, as required by Item 12.a. of Form 1-A. In addition, please revise your disclosure to clarify what the percentages in footnote 1 are referring to.

Please see Amendment for updated disclosures in accordance with above.

Prior Performance, page 30

7.

We note your response to comment 7 and your revised disclosure regarding Mr. La Barr's participation in the project. Please provide additional details regarding Mr. La Barr's responsibilities, including as an asset manager of the project, and the nature of his work with the business plan. For example, did Mr. La Barr initiate, supervise and operate the program? Did he determine which property would be acquired? It appears Mr. La Barr did not receive any of the proceeds or any commissions or fees in connection with the funds raised. Please revise to clarify Mr. La Barr's role, and if he did not initiate, supervise or operate the program, advise us why you believe the program should be included in the Offering Circular as his prior performance.

We believe Mr. La Barr did play a significant role in selecting and overseeing property operation, which is why the property is included in prior performance. We have added disclosures to the Amendment to add to the description of duties.

Exhibits

8.

We note your response to comment 9. However, we note that Slide 15 of Exhibit 13.1 states that "[t]he Fund will work with Military Multifamily Academy Heroes and vetted sponsors to target, underwrite, purchase and operate performing assets in qualified submarkets nationwide." Please reconcile this disclosure with that in the offering circular, which does not include a discussion of this process or these relationships.

We have added to existing disclosures in the summary and business description sections that discuss the use of ADPI community members (which includes ADPI’s Military Multifamily Academy Heroes) and other potential sponsors to make clear that the operators include Military Multifamily Academy Heroes and other vetted sponsors so that the offering circular disclosures and testing the waters slide are more congruent.

9.

We note your response to comment 11 and, in particular, your disclosure that "the company is still offering bonus shares based on the amount invested as opposed to the timing of investment." We note that there is extensive disclosure about the bonus share program in your testing-the-waters materials. It is unclear why disclosure about the bonus shares and bonus share program does not appear in the Offering Circular. Please revise or advise.

We have added disclosure in the Amendment to make clear that the discounted shares offered are a part of the bonus share program referred to in the testing the waters materials.

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General

10.

We note your response to prior comments 13 and 14 we reissue the comments in part. We note the projected 8% minimum annual average rate of return in your test-the-waters materials. Please advise us on what basis you provide this projection given you have no assets or operating history. Additionally, it appears that links to the offering circular on your website are still to the July 7, 2022 circular and not to your latest filing. Please revise.

The 8% projected return is not a projected return to investors but rather the expected return that the company expects to receive on an investment in a property in order for the company to elect to invest in such property- an underwriting criteria. We have added disclosure to the Amendment in  to provide detail on how the company will analyze such projected returns prior to electing to invest in a property.

Website links have been updated to include the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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